UNITED STATES OF AMERICA
               Before the
    SECURITIES AND EXCHANGE COMMISSION
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In the Matter of

NATIONAL FUEL GAS COMPANY                                 TWENTY-NINTH
NATIONAL FUEL RESOURCES, INC.                             CERTIFICATE
                                                          PURSUANT TO
File No. 70-7833                                            RULE 24

(Public Utility Holding Company Act of 1935)

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              In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Six and Twelve Months ended March 31, 1999. Also attached as Exhibit "B" is the Balance sheet of NFR as of March 31, 1999.

              IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 12th day of May, 1999.

                                  NATIONAL FUEL RESOURCES, INC.



                                  By: /s/ R. J. Kreppel
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                                     R. J. Kreppel, President


                                  NATIONAL FUEL GAS COMPANY



                                  By: /s/ James R. Peterson
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                                     James R. Peterson, Assistant Secretary